RW-1 REQUEST FOR WITHDRAWAL OF REGISTRATION

Gunther Grant, Inc.

133 East Main Street East Islip, New York 11730

(631) 224-8450

May 8, 2008

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Att: H. Roger Schwall

Re:	Gunther Grant, Inc.

Registration Statement on Form 10

Filed February 14, 2008; amended February 21, 2008

File No. 1-33969

Dear Mr. Schwall,

Gunther Grant, Inc. (the “Company”) respectfully requests the immediate withdrawal of the registration statement on Form 10, File No. 1-33969 filed February 14, 2008, together with all exhibits thereto (collectively, the “Registration Statement”). We wish to withdraw said Registration Statement due to the fact that it was incorrectly filed as a Form 10-12B. The filing should have been a Form 10-12G.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement with the correct designation as soon as is practicable.

If you have any questions regarding this withdrawal request, please contact me directly at (631) 224-8450.

Sincerely,

Grant Newsteder

Cc:	Kevin Stertzel

Jill Davis